LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

May 5, 2021

Tonya Aldave, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Blue Foundry Bancorp
Amendment No. 1 to Registration Statement on Form S-1
Filed April 20, 2021 File No. 333-254079

Dear Ms. Aldave:

On behalf of Blue Foundry Bancorp (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below is the comment from the Staff’s letter dated May 4, 2021, as well as the Company’s response to that comment. The Amended S-1 has been blacklined to reflect changes from Amendment No. 1 to Registration Statement on Form S-1.

Amendment No. 1 to Registration Statement on Form S-1 filed on April 20, 2021

Summary

How We Determined the Offering Range, page 7

1.     We note your response to our prior comment 4 and reissue in part. Please refer to the table on page 8 and footnote to the second column that price-to- earnings multiple column stating that values are “not meaningful.” Revise your disclosure here and in the table on page 115 to explain why this disclosure is not meaningful as you have done in your response letter.

Response: The table on page 8 and the footnote to the second column as well as the table on page 115 have been revised to disclose that price-to-earnings multiple values are not meaningful as the result of the Company’s pro forma loss per share at each point in the valuation range, and resulting negative price-to-earnings multiples, as it calculates to a negative pro forma market capitalization.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Tonya Aldave, Staff Attorney

May 5, 2021

* * *

We believe the foregoing is responsive to the Staff’s comment. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2009 or John Gorman at (202) 274-2001.

Very truly yours,

/s/Marc Levy

Marc Levy

cc:	James Nesci, Chief Executive Officer

Susan Block, SEC

Becky Chow, SEC

William Schroeder, SEC

John Gorman, Esq.